aMERICAN cANNABIS cOMPANY, iNC.

5690 Logan Street, Unit A

Denver CO. 80216

October 21, 2016

Lahdan Rahmati

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	American Cannabis Company, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed September 12, 2016

Dear Ms. Rahmati:

Pursuant to our telephonic conversation on October 6, 2016, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided American Cannabis Company, Inc. (the “Company,” “we,” “us” or “our”) with two (2) comments to the Company’s Registration Statement on Form S-1 filed on September 12, 2016. Please set forth below are the Company’s responses to the Staff’s comments.

Experts – page 20

1.	We respectfully submit to the Staff that the language regarding “ongoing concern” was submitted in error. We have removed the language from our disclosure.

Signature page

2.	We respectfully submit to the staff that we have updated the signature page to reflect that Mr. Jesus Quintero is the “Principal Financial Officer and Principal Accounting Officer” of the Company.

We also respectfully submit to the staff that we have provided Exhibit 5.1 to our disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information of the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

The company acknowledges that

·	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
·	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

/s/ Corey Hollister

Corey Hollister

Chief Executive Officer

American Cannabis Company, Inc.